Please read this document carefully. This Binder of Insurance contains time sensitive requirements to maintain coverage.

DATE: 10/01/2008
HARTFORD BOND
TO: Lorrie Tallman	FROM: Kenneth McNally
FIRM: Hodge, Hart & Schiefer, Inc.
ADDRESS: 8401 Connecticut Avenue, Suite 600 CITY/STATE: Chevy Chase, MD 20815 EMAIL: ltallman@hhinsurance.com
TEL: (240) 644-6000 x219
FAX: (240) 644-6011
TOTAL PAGE(S): 3
Financial Institution Fidelity ADDRESS: 2 Park Avenue, Stn Floor CITY/STATE: New York, NY 10016 EMAIL: kenneth.mcnally@thehartford.com TEL: 212 277-0753 FAX: 917 464-8607

Re: Shepherd Large Cap Growth Fund
Renewal: Investment Company Blanket Bond

Dear Lorrie,

Based upon the information provided regarding the above captioned account, we are pleased to provide you with the following revised Binder for Insurance on behalf of the Hartford Fire Insurance Company. Hartford Fire Insurance Company is a member of The Hartford Insurance Group and is rated A+(Superior), XV ($2 billion or more in capital and surplus and conditional reserves) by A.M. Best.

Please note that this Insurer is admitted to provide this coverage in the state of VA. It is your agency's/brokerage's responsibility to conform with the Laws & Regulations of the applicable jurisdiction, including, but not limited to, payment of premium taxes.

Please be advised in those jurisdictions where countersignature is required, The Hartford will use its designated countersignature agent unless you request and receive authorization from The Hartford for use of an alternative countersignature agent. Responsibility for fees will be borne by you.

We appreciate this opportunity to work with you and look forward to discussing this binder in further detail.

Binder for Insurance

I.	NAMED INSURED:	Shepherd Large Cap Growth Fund
II.	INSURED ADDRESS:	21509 Willisville Road Upperville, VA 20184
III.	INSURING COMPANY:	Hartford Fire Insurance Company
IV.	BOND FORM:	Investment Company Blanket Bond
V.	PROPOSED BOND PERIOD:	From: September 22, 2008 To: September 22, 2009
VI.	BINDER PERIOD:	From effective date until execution of bond.
VII.	POLICY NUMBER:	FI 0237167-08

INSURING AGREEMENTS:		LIMIT OF LIABILITY/DEDUCTIBLE
		Quote #1
		Limit	Deductible
I.	Employee	$500,000	$0
II.	Premises	$500,000	$15,000
III.	Transit	$500,000	$15,000
IV.	Forgery or Alteration	$500,000	$15,000
V.	Securities	$500,000	$15,000
VI.	Counterfeit Currency	$500,000	$15,000
VII.	Computer Systems Fraudulent Entry	$500,000	$15,000
VIII.	Voice Initiated Transaction	$500,000	$15,000
IX.	Telefacsimile Transfer Fraud	$500,000	$15,000
X.	Uncollectible Items of Deposit	$25,000	$1,000
XI.	Audit Expense	$25,000	$1,000
XII.	Stop Payment	$25,000	$1,000
XIII.	Unauthorized Signatures	$25,000	$1,000
Annual Premium		$1,619

*	Limit of Insurance: In excess of the Deductible.
**	Deductible: Each Claim.
***	Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.

VIII.	COMMISSION: 15.00%
IX.	ADDITIONAL CONDITIONS:
X.	RIDERS, EXCLUSIONS AND LIMITATIONS: NONE

Note: Endorsement titles are used for ease of reference only. If you have questions regarding the scope of the above endorsements, please request a specimen copy using the corresponding reference number above.

XI.	SUBJECTIVITIES:

The above is subject to the underwriter's receipt, review and acceptance of the following prior to binding: NONE

Return Remittance to:

Via Check (Make payable to Hartford Fire Insurance Company) Hartford Fire Insurance Company
C/O Bank of America
3793 Collection Center Dr.
Chicago, IL 60693

Via Wire Transfer
ABANumber:	111000012
For Account:	Hartford Fire Insurance Company
Account Number:	375-157-7481
Reference:

Premium must be paid within thirty (30) days of the policy effective date.

This is a temporary and conditional binder and is conditioned upon underwriter's receipt, review and acceptance of the additional information specified above. If any such information is not received, reviewed and accepted on or before date specified above, then this binder and any policy issued pursuant thereto will be automatically null and void ab initio and have no effect.

Please be aware that if prior to the effective date of the policy period there is: a) any material change in the information requested by and/or submitted to Hartford Bond, or b) any material change in the hazard or risk contemplated in this quotation, the applicant must advise Hartford Bond immediately and prior to the effective date of the policy period. Hartford Bond fully reserves its rights with respect to the acceptance or denial of this risk in the event of any of the above.

Additionally, please be aware that if prior to the effective date of the policy period there is any claim made against any insured or if any insured discovers a potential claim, occurrence, circumstance or wrongful act, whether or not notice is given under the expiring policy, then this binder and any policy issued pursuant thereto will be automatically null and void ab initio and have no effect.

Kenneth McNally Underwriter

ANNUAL RENEWAL OF FIDELITY BOND COVERAGE

resolved,  that, the fidelity bond attached hereto is determined to be in compliance with Rule 17g-1 of the 1940 Act and accordingly is hereby approved; and

resolved,  that Paul Dietrich is hereby designated as the officer of the Fund who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1 of the 1940 Act; and

resolved,  that, director Douglas W. Powell, being the only director who is not an “interested person” of the Fund, hereby approves the form and amount of the bond with due consideration to all relevant factors including, but not limited to (1) the value of the aggregate assets of the Fund to which any covered person may have access, (2) the type and terms of the arrangements made for the custody and safekeeping of such assets, and (3) the nature of the securities in the Fund’s portfolio.

Dominion Funds, Inc.
Rule 17g-1(g)(1)
A premium has been paid for Fidelity Bond coverage for Shepherd Large Cap Growth
Fund for the period September 22, 2008 to September 22, 2009.